AC 3/19

14048555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
180

SEC FILE NUMBER
8- 66764

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBC INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9311 San Pedro, Suite 600
(No. and Street)

San Antonio	Texas	78216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cindy Jorgensen 210-321-7235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 W Houston St, Suite 1800	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/14

OATH OR AFFIRMATION

I, Cindy L. Jorgensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBC INVESTMENT SERVICES, LLC, as of February 28, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cindy L. Jorgensen
Signature

Financial Operations Principal
Title

Vicki L Chapman
Notary Public

VICKI L. CHAPMAN
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-10-2015

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

SWBC Investment Services, LLC
Years Ended December 31, 2013 and 2012
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better working world

SWBC Investment Services, LLC

Financial Statements and Supplementary Information

Years Ended December 31, 2013 and 2012

Contents

Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

The Member
SWBC Investment Services, LLC

We have audited the accompanying financial statements of SWBC Investment Services, LLC (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in Member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Building a better
working world

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWBC Investment Services, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purposes of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

San Antonio, Texas
February 28, 2014

SWBC Investment Services, LLC

Statements of Financial Condition

	December 31 2013	December 31 2012
Assets		
Cash and cash equivalents	**$ 3,352,534**	$ 1,254,821
Accounts receivable	**699,642**	183,671
Prepaid expenses	**104,130**	71,121
Total current assets	**4,156,306**	1,509,613
Property and equipment – net	**290,100**	313,714
Intangible assets	**303,875**	374,000
Total assets	**$ 4,750,281**	$ 2,197,327
Liabilities and Member's equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 126,077**	$ 64,980
Accrued compensation expenses	**801,046**	492,672
Commissions payable	**1,017,865**	205,246
Accounts payable – related-party	**52,960**	34,983
Total current liabilities	**1,997,948**	797,881
Member's equity	**2,752,333**	1,399,446
Total liabilities and Member's equity	**$ 4,750,281**	$ 2,197,327

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Operations

	Year Ended December 31 2013	2012
Revenues:		
Commission revenue	$ **8,644,796**	$ 7,002,377
Commission expense and other costs of services	**(5,712,132)**	(4,478,833)
Net revenue	**2,932,664**	2,523,544
Other income	**37,717**	87,521
Total revenues and income	**2,970,381**	2,611,065
Expenses:		
Salaries and benefits	**1,379,671**	1,276,963
General and administration	**926,413**	975,280
Occupancy	**126,837**	45,497
Intangible assets impairment	**70,125**	–
Depreciation and amortization	**75,160**	77,290
Total expenses	**2,578,206**	2,375,030
Income before taxes	**392,175**	236,035
Provision for state taxes	**39,288**	10,185
Net income	$ **352,887**	$ 225,850

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Changes in Member's Equity

Balance at January 1, 2012	$ 1,073,596
Contributions from Member	100,000
Net income – year ended December 31, 2012	225,850
Balance at December 31, 2012	1,399,446
Contributions from Member	**1,000,000**
Net income – year ended December 31, 2013	**352,887**
Balance at December 31, 2013	**$ 2,752,333**

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Cash Flows

	Year Ended December 31 2013	2012
Operating activities		
Net income	$ **352,887**	$ 225,850
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Intangible assets impairment	**70,125**	–
Depreciation and amortization	**75,160**	77,290
Net change in:		
Accounts receivable	**(515,971)**	10,567
Prepaid expenses	**(33,009)**	(11,920)
Accounts payable and accrued expenses	**61,097**	(459,118)
Accrued compensation expenses	**308,374**	180,647
Commissions payable	**812,619**	(48,595)
Accounts payable – related-party	**9,053**	(257,722)
Net cash provided by (used in) operating activities	**1,140,335**	(283,001)
Investing activities		
Capital expenditures	**(42,622)**	(25,489)
Net cash used in investing activities	**(42,622)**	(25,489)
Financing activities		
Contributions from Member	**1,000,000**	100,000
Net cash provided by financing activities	**1,000,000**	100,000
Net increase (decrease) in cash and cash equivalents	**2,097,713**	(208,490)
Cash and cash equivalents at beginning of year	**1,254,821**	1,463,311
Cash and cash equivalents at end of year	**$ 3,352,534**	$ 1,254,821

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Notes to Financial Statements

December 31, 2013 and 2012

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations

SWBC Investment Services, LLC (the Company) was organized in the state of Texas in August 2004, as a single member limited liability company, for the purpose of forming a registered broker dealer with membership in the National Association of Securities Dealers (NASD), now Financial Industry Regulatory Authority (FINRA). The Company's single member is Southwest Business Corporation (SWBC).

Effective May 16, 2005, the Company received approval of its membership in NASD to operate as a broker dealer with an exemption from the Securities and Exchange Commission (SEC) Rule 15c3-3 under Section k(2)(ii).

Effective January 17, 2007, the Company began clearing transactions for its customers on a fully disclosed basis as customers of National Financial Services, LLC (National Financial). National Financial is wholly owned by Fidelity Global Brokerage Group, Inc., a wholly owned subsidiary of FMR Corporation. The Company does not hold cash or securities in connection with these transactions. A significant portion of the Company's commission revenues are generated from services provided in eleven states, primarily Arkansas, Florida, Maryland, Minnesota and Texas.

Recent Accounting Pronouncements

In 2012, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 2011-04, *Fair Value Measurement (Topic 820)*: *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)*. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. There was no material impact on the Company's financial condition, results of operations or cash flows upon adoption of the new standard.

In 2012, the Company adopted ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, a revised accounting standard intended to simplify how an entity tests goodwill and other intangible assets for impairment. The amendment allows an entity to first assess qualitative factors, events, and circumstances to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to

1. Summary of Significant Accounting Policies (continued)

calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendment was effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption was permitted. There was no material impact on the Company's financial condition, results of operations or cash flows upon adoption of the revised standard.

The accounting and reporting policies of the Company conform with U.S generally accepted accounting principles (U.S. GAAP). A description of the significant accounting policies is presented below.

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of these accounts approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist of interest-bearing and non-interest-bearing deposit accounts with financial institutions.

Accounts Receivable

Accounts receivable represent commission revenue earned by the Company. At December 31, 2013 and 2012, no allowance for doubtful accounts has been established, as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated on the straight-line method based on the following estimated useful lives: furniture and equipment – 3 to 10 years, computer equipment – 3 to 5 years, and software – 3 years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements – 8 to 10 years.

1. Summary of Significant Accounting Policies (continued)

Intangible Assets

The Company reviews the carrying value of intangible assets (purchased customer accounts) for impairment annually and whenever events and circumstances indicate the carrying value of an asset may not be recoverable. The factors considered by management in performing this assessment include current operating results, loss of a customer contract, the effects of obsolescence, demand, competition, and other economic factors. Generally, the Company's intent and ability to renew a customer contract impacts anticipated cash flows and the underlying value of the intangible asset. The Company recognized an impairment loss of $70,125 during the year ended December 31, 2013, due to loss of one of its acquired contracts. The Company did not recognize an impairment loss during the year ended December 31, 2012.

Revenue Recognition

During 2013 and 2012, the Company received securities and insurance commissions generated by its registered representatives. Commissions and related transaction charges executed through National Financial are recorded on a trade-date basis as securities transactions occur.

Federal and State Income Taxes

There is no federal income tax provision included in these financial statements, as the Company is a single member limited liability company. As such, the Company is a disregarded entity for federal tax purposes and SWBC is responsible for reporting all federal taxes due on net income of the Company. During 2013 and 2012, the Company was allocated $39,288 and $10,185, respectively, for state taxes.

Use of Estimates in Financial Statement Presentation

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Advertising

Advertising costs totaled $9,371 and $3,384 for the years ended December 31, 2013 and 2012, respectively, and are expensed as incurred.

Credit Risk

The Company's customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between the Company and the clearing agent stipulates that all losses resulting from the Company's inability to fulfill its contractual obligations are the responsibility of the Company.

The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Securities Investor Protection Corporation or the Federal Deposit Insurance Corporation up to a minimum of $250,000. The Company has not experienced any losses in such accounts.

Reclassification

Certain reclassifications have been made in the prior year's financial statements to conform to the current year's presentation. These reclassifications had no effect on previously reported results of operations or Member's equity.

2. Related-Party Transactions

During 2013 and 2012, the Company reimbursed SWBC for direct payroll costs and employee benefits including commission expenses. Additional reimbursed costs include direct operating expenses and allocated services which include accounting, human resources, legal, marketing, information technology, telephone and communication costs, profit sharing costs, office space, the Company's portion of state taxes, and amortization. Allocated services are based on actual usage. These costs are reflected in the statement of operations on the appropriate expense line item. The Company uses intercompany payable accounts with SWBC and its subsidiaries to reflect this activity. No interest expense related to the intercompany accounts is recorded. For the year ended December 31, 2013, $5,973,823 was charged to the Company for these services and costs, and $5,955,846 was paid to SWBC for these services and costs. For the year ended December 31, 2012, $5,696,153 was charged to the Company for these services and costs, and $6,326,771 was paid to SWBC for these services and costs.

2. Related-Party Transactions (continued)

In October 2013, the Company entered into a $10,000,000 Revolving Credit Facility Agreement (the Agreement) with SWBC to fund the trading and holding of inventory in certain securities. Interest is payable at *Wall Street Journal* prime plus 1%. The Agreement matures in October 2014, but has automatic one-year renewals unless terminated by either party. At December 31, 2013, the Company had no borrowings outstanding under the Agreement.

3. Property and Equipment

Property and equipment consist of the following classes of assets:

	December 31 2013	December 31 2012
Furniture and equipment	**$ 141,118**	$ 136,458
Leasehold improvements	**136,450**	136,450
Computer equipment	**123,235**	127,304
Software	**84,687**	86,620
	485,490	486,832
Less accumulated depreciation and amortization	**195,390**	173,118
Net property and equipment	**$ 290,100**	$ 313,714

Depreciation and amortization expense, including amortization allocated from related-party, by major asset classification is summarized below:

	Year Ended December 31 2013	Year Ended December 31 2012
Furniture and equipment	**$ 11,888**	$ 11,226
Leasehold improvements	**11,587**	11,280
Computer equipment	**17,809**	22,547
Software	**33,876**	32,237
	$ 75,160	$ 77,290

4. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $50,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $2,052,477, which was $1,919,280 in excess of its required net capital of $133,197. The Company's ratio of aggregate indebtedness to net capital was .97 to 1 at December 31, 2013. At December 31, 2012, the Company had net capital of $611,617, which was $558,425 in excess of its required net capital of $53,192. The Company's ratio of aggregate indebtedness to net capital was 1.30 to 1 at December 31, 2012.

5. Fully Disclosed Clearing Agreement

The Company has an agreement to provide brokerage clearing services on a fully disclosed basis with National Financial entitled Fully Disclosed Clearing Agreement. This agreement requires a minimum net capital of $150,000 and an escrow deposit of $75,000, which is reported in cash and cash equivalents.

6. Employee Benefits

The Company participates in the Southwest Business Corporation 401(k) Profit Sharing Plan (the Plan). The Plan is a defined contribution plan covering employees of the Company when they begin employment. Participants may contribute up to 100% of their compensation, subject to Internal Revenue Service limitations, and may elect to invest in various investment options offered by the Plan. The Company offers a discretionary matching program which matched 50% of participant contributions up to 6% of a participant's compensation for the years ended December 31, 2013 and 2012. The Company may also make discretionary profit sharing contributions to the Plan. During 2013 and 2012, the Company's expense related to the Plan totaled $87,441 and $62,661, respectively, and is reported in salaries and benefits.

The Company's employees participate in SWBC's medical and dental plans, which cover all full-time employees. SWBC is self-insured under these plans up to a maximum of $250,000 and $125,000 per claim for the years ended December 31, 2013 and 2012, respectively, with a maximum aggregate expense of $15,528,469 and $11,029,497 for the years ended December 31, 2013 and 2012, respectively. During 2013 and 2012, the Company recorded $197,663 and $191,363, respectively, of expense relating to these medical and dental plans.

6. Employee Benefits (continued)

Certain employees of the Company participate in The Executive Nonqualified Excess Plan of Southwest Business Corporation (NQDC Plan), which provides the opportunity for eligible employees to defer compensation in excess of qualified retirement plan limits on a pre-tax basis and accumulate tax-deferred earnings. The NQDC Plan stipulates eligible compensation and deferral limits and qualifying distribution events, as well as special death benefits.

7. Commitments and Contingencies

The Company is party to claims and legal proceedings arising in the ordinary course of business. The Company believes it is unlikely the final outcome of any of the claims or proceedings to which the Company is a party would have a material adverse effect on its financial statements.

8. Major Supplier Relationships

The Company markets the products of several registered investment companies, insurance companies and third-party providers. One third-party provider accounted for approximately 33% and 30% of commission revenue for the years ended December 31, 2013 and 2012, respectively.

9. Subsequent Events

The Company is not aware of any events occurring subsequent to December 31, 2013 through the date the financial statements were issued, that would have a material effect on its financial condition.

Supplementary Information

SWBC Investment Services, LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2013

Net capital	
Total Member's equity	$ 2,752,333
Deduct Member's equity not allowable for net capital	–
Total Member's equity qualified for net capital	2,752,333
Add:	
Subordinated borrowings allowable in computation of net capital	–
Other (deductions) or allowable credits	–
Total capital and allowable subordinated borrowings	2,752,333
Deductions/charges:	
Nonallowable assets:	
Receivables older than 30 days	216
Prepaid expenses	104,130
Property and equipment – net	290,100
Intangible assets	303,875
Total nonallowable assets	698,321
Net capital before haircuts on securities positions (tentative net capital)	2,054,012
Haircuts on securities:	
Money market account balances	1,535
Net capital	$ 2,052,477
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable – related-party	$ 52,960
Accounts payable and accrued expenses	126,077
Accrued compensation expenses	801,046
Commissions payable	1,017,865
Items not included in statement of financial condition	–
Total aggregate indebtedness	$ 1,997,948
Computation of basic net capital requirement	
Minimum net capital required	$ 133,197
Excess net capital at 1,500 %	$ 1,919,280
Excess net capital at 1,000 %	$ 1,852,682
Ratio: Aggregate indebtedness to net capital	0.97 to 1

Note: The Company's unaudited part II of Form X-17A-5 was amended with FINRA on February 28, 2014. The difference from the original report filed to the amended report was an increase in net capital of $2,487. The primary differences were related to the recording additional net revenue of $22,223 and additional impairment expense of $20,125.

SWBC Investment Services, LLC

Schedule II – Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2013

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section k(2)(ii).

SWBC Investment Services, LLC

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2013

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section k(2)(ii).

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Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

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Fax: +1 210 242 7252
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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
SWBC Investment Services, LLC

In planning and performing our audit of the financial statements of SWBC Investment Services, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control or control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

San Antonio, Texas
February 28, 2014

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Member
SWBC Investment Services, LLC

We have performed the procedures enumerated below, which were agreed to by the Management of SWBC Investment Services, LLC (SWBCIS), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating SWBCIS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. SWBCIS's management is responsible for SWBCIS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (including check copies and bank statements) noting no findings.

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS) with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers that support the FOCUS reports noting no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

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This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

San Antonio, Texas
February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 13

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no, and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066764 FINRA DEC
SWBC INVESTMENT SERVICES LLC 1919
9311 SAN PEDRO STE 600
SAN ANTONIO TX 78216-4459

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $1,102

B. Less payment made with SIPC-6 tiled (exclude interest) (608)

7-29-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 494

E. Interest computed on late payment (see instruction E) for ___days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 494

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 494

H. Overpayment carried forward $( )

3. Subsidiaries (5) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SWBC Investment Services, LLC
(Name of Corporation, partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 14

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

beginning Jan 1, 2013,
and ending Dec 31, 2013
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,682,513
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,188,717
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	52,552
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury **bills,** bankers acceptances or commercial paper that mature nine months or less from issuance date.	265
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	8,241,534
2d. SIPC Net Operating Revenues	$ 440,979
2e. General Assessment @ .0025	$ 1,102

(to page 1, line 2.A.)